Mail Stop 0510

      April 7, 2005

Via U.S. mail and facsimile

Charles F. Willis, IV, Chief Executive Officer, President
Willis Lease Finance Corporation
2320 Marinship Way, Suite 300
Sausalito, CA  94965

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-15369


Dear Mr. Willis:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 1. Business

Aircraft Equipment Leasing, page 3
2. Please expand your disclosure do discuss the dependence of your business upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on your business. Refer to Item 101(c)(vii) of Regulation S-K.

Item 5. Market for Registrant`s Common Equity and Related
Stockholder
Matters, page 8
3. Please expand your disclosure to include information relating to your dividend policy and your ability to pay such dividends, including any restrictions on paying dividends imposed on you by your debtors. Refer to Item 201(c) of Regulation S-K.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 14
4. Please expand your disclosure to discuss the effects your restricted cash has and will likely have on your current and future liquidity.
5. Please expand your disclosure to include the amount you expect to invest in equipment in 2005 and how you anticipate funding these investments.
6. You have disclosed on page 12 that you currently benefit from the
Extraterritorial Income Exclusion regulations, which significantly reduce your effective tax rate. You further disclose that this benefit is being phased out due to recent legislation. Please expand your disclosure to discuss the likely impact this will have on your liquidity and results of operations.

7. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Related Party and Similar Transactions, page 17
8. You disclosed that avioserv purchased one engine from you during the year ended December 31, 2004. Please expand your disclosure here and in your notes to the financial statements to include the gain or loss recorded related to this transaction.
9. You disclosed that Aloha recently filed for reorganization under
Chapter 11 of the Bankruptcy Code and that you expect their obligations under the guarantees to be discharged. Please expand your disclosure here and in your notes to the financial statements to discuss the following:
* any amounts written off, including the period in which it was recorded and the line item it was recorded in your statements of income and
* any remaining balances recorded on your balance sheet.
Please include in your explanation support for your accounting treatment, if applicable.

Item 9A. Controls and Procedures, page 20
10. Please disclose whether there have been any changes in your internal controls and procedures during the most recent quarter.
See
Item 308 of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accountants, page 30
11. Your auditor`s report does not appear to comply with PCAOB Standard No. 1. You auditor`s report indicates that they conducted their audit in accordance with "auditing standards of the Public Company Accounting Oversight Board (United States)" rather than in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." Please amend your filing by obtaining from your auditors a revised opinion, since there is a distinction between the two references. Refer to PCAOB Standard No.
1, Exhibit 2.





Consolidated Statements of Income, page 32
12. You have recorded $4.1 million relating to a net gain on debt prepayment as revenue. You disclosed on page 12 that this gain was attributable to prepaying a revolving credit facility at a discount and recording this based on the guidance under SFAS 145. Please tell us the facts and circumstances that lead you determine that this transaction should be recorded as revenue rather than net interest and finance costs. If after considering the above, you now believe that it represents net interest and finance costs, revise your statements of income and all related disclosures accordingly. Please also ensure that you include that describes the restatement.

(1) Organization and Summary of Significant Accounting Policies

(k) Cash and Cash Equivalents, page 37
13. Please disclose in greater detail the nature and terms of the restricted cash amounts. Please tell us supplementally how you determined that these amounts could each be included in cash and cash equivalents. Please revise your disclosures to clarify this as well.
Refer to Financial Reporting Codification 203, Rule 5-02.1 of Regulation S-X and footnote 1 to SFAS 95.

(r) Initial Direct Costs associated with Leases, page 39
14. Please expand your disclosure to include the types of initial direct costs you defer and amortize over the term of the lease. In addition, please include the line items where these are recorded in your financial statements and the related amounts for each of the periods presented.

(6) Income Taxes, page 46
15. You have disclosed that the expiration of your federal net operating loss carry forwards will expire through 2024 and your state net operating loss carry forwards will expire through 2014 if unused.
Please expand your disclosure to include the amounts that you anticipate will expire over each of the next five years and any remaining amounts thereafter in total. Also, please revise your disclosure to present separately deferred tax liabilities and assets into current and noncurrent. Refer to paragraphs 41 and 48 of SFAS
109.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Charles F. Willis, IV
April 7, 2005
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE